Filed by FirstMerit Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: FirstMerit Corporation

Commission File No.: 001-11267

Date: March 15, 2016

The following update to FirstMerit Corporation’s Employee Integration Portal internal website was made available to employees of FirstMerit Corporation on March 15, 2016.

Integration Update – March 15, 2016
A Message from Paul Greig
As we prepare for the anticipated legal closing of the FirstMerit merger with Huntington expected in the third quarter, I would like to take this opportunity to review the activities underway to successfully integrate the two organizations. The combined companies will create a regional bank with an enhanced portfolio of industry leading products and services, more scalable infrastructure, added customer convenience, and a shared track record of award-winning customer service.
Communicating with Employees and Customers
Let me begin by saying that the Executive Leadership Team and I have established a great working relationship with
Huntington CEO Steve Steinour and his leadership team. We appreciate their openness and interest in collaboration and look forward to continuing to partner with them as we move forward with integration plans.
We’ve been communicating with you, our employees, since the announcement in a variety of ways: employees continue to submit questions through the integration.questions@firstmerit.com mailbox and the answers are being shared on the employee integration portal; integration updates are posted to FirstNet; and executives are communicating with their lines of business as decisions are made. Huntington colleagues are receiving regular updates on their intranet, Essentials, and through communication from their business line executive.
We also are working together to let FirstMerit customers know that, once the transaction closes, there will be a seamless transition, with enhanced convenience, products and services. Last week, all FirstMerit customers received a letter, delivered by mail, to provide an update on the merger of FirstMerit with Huntington.
It is important to remember that, until the transaction is completed, both Huntington and FirstMerit must operate as independent companies. This means that our communications and integration efforts must follow certain legal and regulatory rules for mergers and acquisitions. To ensure this happens, our Legal and Integration teams are managing all communications between the two companies and to the public.
Shareholder and Regulatory Approvals
We are targeting the transaction’s legal and financial close in the third quarter of 2016, with full integration and systems conversions to be completed in early 2017. Completing this transaction requires the approval of both companies’
shareholders and regulatory approval.
FirstMerit’s Integration Team
Julie Tutkovics, Chief Marketing Officer, is leading our integration efforts along with a Steering Committee of leaders from our lines of business, legal and other operational areas. The FirstMerit Integration Team consists of integration coordinators from each area or line of business.
The Huntington Integration Team is working with FirstMerit Integration Team members to identify and assess our collective strengths, which include understanding the details of FirstMerit’s organization and talent, products, services,

distribution channels, operations, IT systems, among other capabilities and processes. This team is developing a comprehensive integration plan, with the goal to have a seamless, positive experience for employees, customers and other stakeholders.
You may be asked to help provide information or other support to the Integration Team, and your urgency is appreciated to keep the integration process moving forward as planned.
Key Decisions
I would like to highlight some key decisions that have been announced by Huntington:
Due to the overlap of some of our Retail branches, we have informed affected FirstMerit and Huntington branches of proposed consolidations and closings that will occur after systems conversions, currently scheduled in the 1st quarter of 2017.
Huntington will create a new foundation that will invest $20 million over the next ten years in Akron and fund
Huntington Foundation with an additional $5 million to serve other markets in the expanded footprint.
Huntington is committed to being an active employer and good corporate citizen in Akron, Ohio. They plan to maintain an operational hub in Akron as well as in Flint, Michigan. Huntington will continue the operation of the weather ball in Flint.
I would like to thank those employees who are directly assigned to the FirstMerit Integration Team as well as those who are supporting the integration through your regular job responsibilities. We have a great team that is going above and beyond to make this partnership successful.
We will continue to update you as we work towards the financial close. At the same time, we must keep our focus and sense of urgency as we execute on delivering strong performance and customer service.
Thank you for your dedication and commitment as we work through this transition.
Paul
You can find our internal communications about the integration on the Employee Integration Portal.

Important Additional Information
In connection with the proposed transaction, Huntington has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Huntington and FirstMerit and a prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and stockholders of Huntington and
FirstMerit are urged to carefully read the entire Registration Statement and Joint Proxy Statement/Prospectus, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, can be obtained, without charge, at the SEC’s website
(http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to
Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street,
Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza,
Akron, Ohio 44308, (330) 384-7109.
Participants in the Solicitation
Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 10,
2016, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current
Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.